Exhibit 99.2

AUDITORS' REPORT

TO THE SHAREHOLDERS OF

Telesystem International Wireless Inc.

We have audited the consolidated balance sheets of Telesystem International Wireless Inc., as at December 31, 2004 and 2003 and the consolidated statements of income (loss) and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

As described in Note 3, the Company changed its method of accounting for employee stock-based compensation and for asset retirement obligations.

(signed)

Ernst & Young LLP
Chartered Accountants
Montréal, Canada
February 22, 2005
(except for Note 18, which is as of March 15, 2005)

TELESYSTEM INTERNATIONAL WIRELESS INC.
Incorporated under the Canada Business Corporations' Act

CONSOLIDATED BALANCE SHEETS

As at December 31,
[In thousands of U.S. dollars]
	2004	2003
ASSETS [NOTE 6]
Current assets
Cash and cash equivalents	244,258	196,697
Short-term investments - Restricted [Note 6]	27,844	28,125
Trade debtors [Note 9]	111,922	79,515
Amounts receivable from non-controlling interests [Note 4]	—	16,695
Inventories	13,611	16,150
Prepaid expenses	13,724	15,408
Deferred income tax assets [Note 11]	624	327
Other current assets	3,179	5,757
Total current assets	415,162	358,674
Property, plant and equipment [Notes 4 and 5]	1,161,861	1,102,057
Licenses [Notes 4 and 5]	85,506	89,640
Subscriber relationships [Notes 4 and 5]	39,485	—
Goodwill [Note 4]	588,623	66,927
Deferred financing costs	38,331	28,440
Deferred income tax assets [Note 11]	9,107	—
Investments and other assets [Note 4]	2,634	21,850
	2,340,709	1,667,588
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	50,653	56,398
Accrued liabilities	85,101	64,860
Accrued dealers' commissions	15,902	8,438
Accrued interest payable	23,925	20,578
Income and value added taxes payable	39,139	21,053
Deferred revenues	45,021	33,046
Amounts payable to non-controlling interests [Note 4]	3,198	23,577
Current portion of long-term debt [Note 6]	45,000	61,677
Total current liabilities	307,939	289,627
Long-term debt [Note 6]	1,102,060	1,059,734
Deferred income tax liabilities [Note 11]	14,036	2,660
Other non-current liabilities [Note 6]	22,952	10,204
Non-controlling interests [Note 4]	145,241	213,590
Shareholders' equity
Share capital [Note 7]	1,670,166	1,081,077
Additional paid-in capital [Note 7]	256,345	246,497
Deficit	(1,188,358)	(1,243,564)
Cumulative translation adjustment	10,328	7,763
Total shareholders' equity	748,481	91,773
	2,340,709	1,667,588

Commitments and contingencies [Notes 4, 6 and 14]
Subsequent events [Note 18]
See accompanying notes

	(signed)	(signed)
	Bruno Ducharme	C. Kent Jespersen
On behalf of the Board:	Director	Director

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TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

Years ended December 31,
[In thousands of U.S. dollars, except per share data]

	2004	2003	2002
Revenues
Services	1,209,551	914,908	652,909
Equipment	66,011	52,177	41,545
	1,275,562	967,085	694,454
Cost of services, excludes related depreciation and amortization of
$227.7 million, $204.7 million and $154.4 million in 2004, 2003
and 2002, respectively	356,095	268,208	204,203
Cost of equipment	114,925	89,354	64,754
Selling, general and administrative expenses [Notes 3 and 9]	317,253	234,934	183,463
Depreciation and amortization [Notes 5 and 9]	233,010	204,711	154,448
Operating income	254,279	169,878	87,586
Interest expense [Note 9]	(89,314)	(93,242)	(106,202)
Loss on early extinguishment of debt [Note 6]	(25,693)	—	(10,100)
Interest income	4,563	2,079	2,228
Foreign exchange gain	3,730	4,666	2,635
Net gain (loss) on disposal of assets [Note 4]	11,658	19,367	(528)
Gains on Recapitalization, Units exchange and expiry [Note 8]	—	—	91,655
Income from continuing operations before income taxes and non-
controlling interests	159,223	102,748	67,274
Income taxes [Note 11]	63,535	52,840	32,502
Income from continuing operations before non-controlling interests	95,688	49,908	34,772
Non-controlling interests	(40,482)	(29,212)	27,187
Income from continuing operations	55,206	20,696	61,959
Loss from discontinued operations [Note 16]	—	(8,811)	(189,133)
Net income (loss)	55,206	11,885	(127,174)
Deficit, beginning of year	(1,243,564)	(1,255,449)	(1,126,015)
Accretion of equity component of convertible debentures	—	—	(2,260)
Deficit, end of year	(1,188,358)	(1,243,564)	(1,255,449)

Basic earnings (loss) per share [Note 10]
From continuing operations	0.39	0.21	0.66
From discontinued operations	—	(0.09)	(2.08)
Net earnings (loss)	0.39	0.12	(1.42)
Diluted earnings (loss) per share [Note 10]
From continuing operations	0.38	0.20	0.66
From discontinued operations	—	(0.09)	(2.08)
Net earnings (loss)	0.38	0.11	(1.42)

See accompanying notes

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TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,
[In thousands of U.S. dollars, except per share data]
	2004	2003	2002
OPERATING ACTIVITIES
Income from continuing operations	55,206	20,696	61,959
Reconciling items:
Depreciation and amortization	233,010	204,711	154,448
Loss on early extinguishment of debt [Note 6]	25,693	—	10,100
Non-cash financial expenses (recovery)	5,699	(3,266)	30,025
Non-controlling interests	40,482	29,212	(27,187)
Net loss (gain) on disposal of assets [Note 4]	(11,658)	(19,367)	528
Gains on Recapitalization, Units exchange and expiry	—	—	(91,655)
Stock-based compensation	12,646	308	—
Other non-cash items	4,176	14,800	2,643
Changes in operating assets and liabilities [Note 12]	17,112	5,677	(10,748)
Cash provided by operating activities	382,366	252,771	130,113
INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(228,424)	(188,330)	(242,893)
Increase in ownership of subsidiaries	(97,152)	—	—
Proceeds from the sale of subsidiary's shares [Note 4]	—	41,500	—
Proceeds from sale of investment, net of costs [Note 4]	21,752	—	—
Other investments and advances [Note 4]	6,614	1,345	680
Cash used in investing activities	(297,210)	(145,485)	(242,213)
FINANCING ACTIVITIES
Repayment of short-term loans	—	(47,406)	(36,093)
Proceeds from issuance of common shares, net of costs [Note 7]	78,083	9,498	—
Proceeds from Recapitalization, net of costs	—	—	41,202
Proceeds from subsidiary's shares issued to non-controlling
interests	—	18,879	29,930
Subsidiary's distributions paid to non-controlling interests [Note 4]	(39,838)	(74,622)	(10,798)
Proceeds from issuance of long-term debt [Note 6]	582,661	317,120	333,557
Repayment of long-term debt [Note 6]	(608,886)	(223,868)	(250,498)
Hedge settlement and penalty on debt extinguishment [Note 6]	(35,625)	—	(4,966)
Deferred financing and other costs [Note 6]	(21,927)	(13,224)	(8,646)
Reduction from (additions to) short-term investments - Restricted	281	(28,125)	—
[Note 6]
Cash provided by (used in) financing activities	(45,251)	(41,748)	93,688
Net effect of exchange rate translation on cash and cash
equivalents	7,656	5,722	721
Cash provided by (used in) continuing operations	47,561	71,260	(17,691)
Cash provided by (used in) discontinued operations [Note 16]	—	64,731	(7,063)
Increase (decrease) in cash and cash equivalents	47,561	135,991	(24,754)
Cash and cash equivalents, beginning of year	196,697	60,706	85,460
Cash and cash equivalents, end of year	244,258	196,697	60,706

See accompanying notes

3

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

1. DESCRIPTION OF BUSINESS

The Company, either directly or indirectly, develops and operates wireless telecommunications networks. The Company currently has cellular operations in Romania and the Czech Republic. The Company had also carried on cellular operations in India which were sold in February 2004. [See Note 4]. The Company also sold its A-Band cellular operations in Brazil, on March 26, 2003. [See Note 16].

As at December 31, 2004, the Company together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V., [''TIWC''], had an 99.99% equity interest [86.8% in 2003] and a 99.99% [95.3% in 2003] voting interest in ClearWave N.V., [''ClearWave'']. As at December 31, 2004, ClearWave owned 100% of the equity and voting rights of MobiFon Holdings B.V. [''MobiFon Holdings''], which owned 79.0% of the equity and voting rights [57.7% in 2003] of MobiFon S.A., [''MobiFon''] [See Note 4]. ClearWave also owned 27.1% and 52.7% of the equity and voting rights, respectively, [24.2% and 50.8% in 2003, respectively] of Oskar Holdings N.V. [formerly TIW Czech N.V.], which indirectly owned 99.87% of the equity and voting rights [96.25% in 2003] of Oskar Mobil a.s., [''Oskar Mobil''] [formerly known as Český Mobil a.s.]. On January 12, 2005, the Company increased its equity interest in Oskar Holdings to 100%. [See Notes 4 and 18].

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks, for the payment of its Romanian and Czech UMTS licenses, [See Note 18] and buildout of related UMTS networks and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments, drawings on Oskar Mobil's New Senior Credit Facility, cash flow from operating activities and through externally generated funds such as the sale of debt and equity securities.

The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including financial market conditions and general economic conditions in the countries where the Company conducts its principal operations. The Company's future performance may also be affected by other factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

As described in Note 18, on March 15 2005, the Company entered into definitive agreements for the sale of substantially all of its operations. These financial statements have been prepared on the assumption that the Company will continue in operation for the foreseeable future pending the completion of the sale.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada [Canadian GAAP]. As further described in Note 17, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with accounting principles generally accepted in the United States and related rules and regulations adopted by the United States Securities and Exchange Commission [U.S. GAAP]. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. The summary of significant accounting policies is as follows:

Investments

Investments over which the Company exercises control are consolidated. Investments over which the Company has significant influence are accounted for using the equity method. Investments held for sale are accounted for at the lower of their carrying value and estimated net realizable value.

The effect of the change in the Company's equity interest as a result of shares issued by subsidiaries to non-controlling interests enters into the determination of consolidated income (loss).

Use of Estimates

The preparation of the Company's consolidated financial statements in accordance with Canadian GAAP requires management to use estimates and assumptions that affect the reported amounts of assets and

4

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

5

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

Cash Equivalents

Cash equivalents consist of term deposits and highly liquid debt instruments purchased with a maturity of three months or less, and are considered to be cash equivalents for cash flow reporting purposes.

Short-term Investments

Short-term investments are accounted for at the lower of amortized cost and market value.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. The Company bases its estimates on the aging of the accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different from expected.

Inventories

Inventories consist of handsets and accessories held for resale and are stated at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Property, Plant, Equipment, Licenses and Subscriber Relationships

Property, plant, equipment, licenses and subscriber relationships acquired through business combinations are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Buildings	20 years
Network equipment and infrastructure	5 to 10 years
Computer equipment and software	3 to 5 years
Other equipment	3 to 5 years
Leasehold improvements	Term of the lease
Licenses	15 and 20 years
Subscriber relationships	4 years

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment, licenses and subscribers, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of income (loss) and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

Interest is capitalized during the construction of the Company's networks by allocating a portion of borrowing costs to the expenditures incurred on assets under construction.

Goodwill

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested annually or more often if events or changes in circumstances indicate it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned to its carrying amount. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the impairment loss, if any. In such case, the implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination. Any impairment loss in the carrying amount compared with its fair value is charged to income in the year in which the loss is recognized.

6

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

Financing Costs

Share and equity instrument issue costs are recorded as a reduction of the related accounts. Debt issue costs are deferred and are amortized over the life of the debt to which they relate using the effective interest rate method.

Discontinued Operations

The results of discontinued operations are included in the statement of income (loss) but reported separately for current and prior periods.

Income Taxes

The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established when it is more likely than not deferred tax assets will not be realized. The Company does not recognize differences that result from subsidiaries' functional currency re-measurement.

Foreign Currency Translation

The functional currency of the Company is the U.S. dollar. Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate on the applicable transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies other than U.S. dollars are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income (loss).

Oskar Mobil's results, which are measured in Czech Koruna, are translated using the monthly average exchange rates, while Oskar Mobil's assets and liabilities are translated using the current rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholders' equity.

Romania had a highly inflationary economy until June 30, 2003 and accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be its functional currency.

Revenue Recognition

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the Company considers this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among the separate units of accounting based on their relative fair values. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber and is recorded when services are provided. Commissions to dealers are classified within selling, general and administrative expenses.

7

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

Loyalty Programs

Qualified post-paid customers are awarded points, based on their total bill, which can be redeemed for handsets or for services. The Company records an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner has been deferred until such time as the handset sale and related redemption takes place. The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors, including the average percentage of customers who remain with the Company for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points may be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

Subscriber Acquisition Costs

The excess between the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized upon the sale of the handsets and is recorded in cost of equipment.

Advertising Costs

Advertising costs are expensed as incurred.

Earnings per Share

Basic earnings (loss) per share are calculated using the weighted average number of voting shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method and are calculated taking into consideration the effect of the exercise of securities which have a dilutive effect. Contingently issuable shares are not considered in the calculation of diluted earnings per share except for options and restricted share units [see Note 7].

Derivative Financial Instruments

Interest rate option and swap agreements, cross currency swap and forward purchase agreements and currency call options are used by the Company to hedge cash flow risk on certain of its variable rate long-term debt and fixed rate foreign denominated debt. The gains (losses) on these instruments are recognized in the consolidated statements of income when the hedged item affects earnings. The Company assesses the effectiveness of the hedging relationship at the inception of such relationship and on a periodic basis thereafter to support the assessment that the relationship is and will continue to be effective and to determine whether hedge accounting remains appropriate. If the Company terminates its designation of a hedging relationship or a hedging relationship ceases to be effective, hedge accounting is not applied to gains, losses, revenues or expenses arising subsequently. However, the hedge accounting applied to the hedging relationship in prior periods is not reversed. Any gains, losses, revenues or expenses deferred previously as a result of applying hedge accounting continue to be carried forward for subsequent recognition in income in the same period as the corresponding gains, losses, revenues or expenses associated with the hedged item.

Employee Stock-based Compensation

Compensation expense for options granted under the Company's stock option plan and restricted share units ("RSUs") granted under the Company's RSU plan subsequent to January 1, 2003 is recognized when stock options and RSUs are issued to employees and directors with no cash settlement features. Such stock-based compensation expense and pro-forma disclosure of the stock-based compensation expense for all options and RSUs issued under the Company's option and RSU plans is determined using the fair value method. The fair value of the stock options is determined using the Black-Scholes Option Pricing Model and the fair value of RSUs is determined to be the equivalent of the Company's common shares' trading price on the date of grant. The fair value of options and RSUs granted is amortized over the vesting period of such options and RSUs. Any consideration paid by employees on exercise of stock options together with the related portion previously credited to additional paid-in capital when compensation costs were charged against income is credited to share capital. When RSUs vest, any related portion of compensation expense previously credited to additional paid-in capital when compensation costs were charged against income is also credited to share capital. [See Notes 3 and 7].

8

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

3. CHANGE IN CANADIAN ACCOUNTING POLICIES

Employee Stock-based Compensation

As a result of amendments made in October 2003 to the provisions of the CICA Handbook Section 3870; effective January 1, 2003, the Company changed its method of accounting for employee stock-based compensation and adopted the fair value based method of accounting for all its stock-based compensation. The Company decided to adopt these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870 and SFAS No. 148. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after January 1, 2003. Prior to the adoption of the fair value based method, the Company, as permitted by Section 3870, had chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees.

The compensation cost charged against income for the plan was $12.6 million for the year ended December 31, 2004 [$0.3 million in 2003] and this amount is included with selling, general and administrative expenses. The counterpart has been recorded as additional paid-in-capital.

The compensation cost was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	5%
Dividend yield	Nil
Expected volatility	50%
Expected life	3 to 5 years

The prospective method omits the effects of awards granted, modified or settled before January 1, 2003. As required by Section 3870, the Company provides pro-forma disclosure of the compensation costs based on the fair value method for all awards granted under the employee stock option plan [see Note 7].

Asset Retirement Obligations

Effective January 1, 2004, the Canadian Institute of Chartered Accountants issued the standard set forth in Section 3110 of the Handbook entitled Asset Retirement Obligations, which harmonizes Canadian GAAP with U.S. Financial Accounting Standards Board's Statement No. 143, Accounting for Asset Retirement Obligations. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. The asset retirement cost is capitalized as part of the related asset and is amortized into earnings over time. Over time, the corresponding liability is increased each period to reflect an accretion element considered in its initial measurement at fair value and reduced as related payments are made.

Under its site leases, the Company is generally committed to returning each site to its original state. In 2003, in an effort to be in conformity with SFAS 143, the Company determined its obligation for asset retirement in accordance with Section 3110 not to be significant and did not adjust its opening deficit because the amount was not material and was compensated by charges made under the prior accounting policy which was to expense such costs as incurred. In order to calculate a provision for asset retirement obligations, the Company used the following significant assumptions: the Company expects that most of its lease sites will be renewed at their expiry consistent with its history of lease renewals; the Company expects that approximately 1% of its sites per year will have to be changed based on operational needs or vocation changes and as a result, the Company will have to return these sites to their original state; remediation costs that are indicative of what third party vendors would charge the Company to remediate the sites; and credit adjusted risk-free rates that approximate the Company's incremental borrowing rates. On a periodic basis management reassess its obligations for asset retirement and, as at December 31, 2004, determined that its recorded asset retirement obligation remained not significant. The Company accounts for changes in its estimated asset retirement obligations from January 1, 2003, the date on which we applied Section 3110, on a prospective basis. The Company will continue to evaluate on a periodic basis whether the estimated asset retirement obligations and related financial statement amounts continue to be reasonably stated.

9

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

4. INVESTMENTS AND OTHER ASSETS
As at December 31,	2004	2003
Share of assets of Hexacom	—	14,056
Funds held in trust	—	6,784
Other	2,634	1,010
	2,634	21,850

[a] Investments and Other Assets

Share of Assets of Hexacom

On November 20, 2003, the Company acquired 70.3% of the outstanding shares of TIW Asia N.V., for 659,577 shares of the Company having a value of $4.7 million increasing its interest in TIW Asia N.V., whose only significant asset consisted of Hexacom India Limited ("Hexacom") to 99.9%. This transaction was accounted for using the purchase method and resulted in goodwill of $0.1 million.

In connection with the Company's acquisition of 70.3% of the outstanding shares of TIW Asia N.V., described above in exchange for 659,577 shares of the Company, affiliates of a significant shareholder who were holders of shares of TIW Asia N.V., received their proportionate share of the consideration given which was 222,204 shares of the Company having an aggregate value of $1.6 million.

In December 2003, the Company accepted a binding offer to sell its 27.5% direct equity interest in Hexacom India Limited ["Hexacom"] for proceeds of $22.5 million. The Company provided its co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom Shareholders' Agreement. During the first quarter of 2004, the Company's co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer. As a result, the company realized a gain on disposal of its investment in Hexacom of $11.7 million net of costs of $0.8 million in the year ended December 31, 2004.

Funds Held in Trust

On December 24, 2001, the Company transferred $5.5 million to a trust for the contingent payments under an incentive retention plan for its key employees and this amount was included with investments and other assets. As at December 31, 2003, the trust's assets consisted of $3.4 million of marketable securities and $3.3 million of prepaid contingent employee taxes. On December 31, 2003, the Company gave notice to the trustee to terminate the trust and consequently, the trust's cash and cash equivalents reverted to the Company in January 2004 and the prepaid contingent taxes were received in July 2004.

[b] Investments and Divestitures

ClearWave

On June 30, 2002, the remaining Units outstanding after the recapitalization described in Note 8, expired and the Company's equity ownership in ClearWave which was previously 100% for accounting purposes decreased to 85.6%.

On June 30, 2003, as a result of the cash received from the issuance of senior notes by MobiFon Holdings [see Note 6], ClearWave made distributions for an aggregate amount of $142.1 million of which $20.5 million was paid to non-controlling interests.

On November 5, 2003, the Company acquired 1,009,300 Class A subordinate voting shares of ClearWave in exchange for the issuance of 1,374,666 common shares of the Company having a value of $10.3 million. The 1,009,300 ClearWave Class A shares acquired represent a 1.2% equity interest and a 0.4% voting interest in ClearWave and increased the Company's equity and voting interest in ClearWave from 85.6% and 94.9% respectively, to 86.8% and 95.3% respectively. The acquisition was accounted for using the purchase method.

10

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

4. INVESTMENTS AND OTHER ASSETS

[b] Investments and Divestitures [Cont'd]

In March 2004, the Company acquired 10,942,625 class A subordinate voting shares of ClearWave from two institutional shareholders, for an aggregate consideration of $139.9 million, consisting of 10,874,731 common shares of the Company and $35.7 million in cash. The aggregate consideration also included costs of which $0.8 million was paid to an affiliate of the employer of a board member. On May 25, 2004, ClearWave launched an offer to all remaining holders of its outstanding 186,560 class A Subordinate Voting Shares ("ClearWave Shares") to purchase the ClearWave Shares they held for Cdn$16.64 [$12.48] in cash per share. As of December 31, 2004, 177,351 of the ClearWave Shares were tendered under the offer for aggregate consideration of $2.2 million. The ClearWave Shares acquired through these transactions represents a 13.0% equity interest and a 4.6% voting interest in ClearWave and as a result, the Company's direct and indirect equity and voting interest in ClearWave increased to 99.99% and 100.0%, respectively. These acquisitions were accounted for using the purchase method.

MobiFon

During 2002, as a result of dividends declared and paid by MobiFon, $10.1 million was paid to non-controlling interests. In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution. Distributions of $25.4 million were made in the last quarter of 2002 of which $0.7 million was paid to non-controlling interests. During 2003, the remaining shareholders tendered their shares and $13.4 million relating to such tender was distributed.

In March 2003, the Company sold a 5.9% equity interest in MobiFon to EEIF Melville B.V., and certain of its affiliates, together referred to as EEIF, for aggregate cash consideration of $42.5 million. EEIF was an unrelated party to the Company and although, as described below, the Company repurchased this interest from EEIF in March 2004 it was neither the Company's intent nor its unilateral right to reacquire this interest. Accordingly, after deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, non-controlling interests was increased by $15.8 million and goodwill and licenses were reduced by $4.4 million and $1.5 million, respectively.

In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which $25.6 million was paid to minority shareholders and in July 2003, the shareholders of MobiFon approved distributions of Lei 1,188 trillion ($35.7 million) by means of a par value reduction; this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

On March 17, 2004, the Company reacquired from EEIF the 5.9% of MobiFon sold in 2003 in exchange for the issuance of 12,971,119 common shares of the Company. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends paid in 2004 by MobiFon relating to MobiFon's 2003 earnings up to an aggregate maximum of $5.2 million which was fully paid as of December 31, 2004. The aggregate purchase price for the MobiFon interest acquired was $143.9 million including fees of which $1.5 million was paid to an affiliate of the employer of a board member. This acquisition was accounted for using the purchase method.

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138.0 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. In April, July and October 2004, an aggregate of $39.8 million of such dividends were distributed to non-controlling interests. As at December 31, 2004, the amount payable to non-controlling interests based on the conditions of such loan agreements, was $3.2 million and is included with current liabilities.

On September 15, 2004, the Company acquired 15.46% of MobiFon from certain minority shareholders for a combination of cash and common shares of the Company. One of our significant shareholders had an ultimate equity interest of 28.2% in one of the selling minority shareholders from whom we acquired 14.4% of MobiFon.

11

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

4. INVESTMENTS AND OTHER ASSETS [CONT'D]

[b] Investments and Divestitures [Cont'd]

MobiFon [Cont'd]

Under the terms of the agreement, the Company acquired in aggregate 25,185,168 shares of MobiFon in exchange for 28,358,499 common shares of the Company and an additional 4,203,310 shares of MobiFon for $36.6 million in cash. Pursuant to the terms of the sale, the selling shareholders had the right to receive up to Lei 260.2 billion ($7.9 million) of the dividends declared in March 2004 of which $5.7 million was paid as of December 31, 2004. As a result, the Company increased its ultimate equity interest in MobiFon from 63.5% to 79.0%. The aggregate purchase price amounted to $298.5 million including transaction expenses of which $3.2 million was paid to an affiliate of the employer of a board member. This transaction was accounted for using the purchase method.

Oskar Mobil [See Note 18]

Following the capital calls of Oskar Mobil, in 2001 and 2002, in which the shareholders other than the Company's subsidiary did not participate, the equity interest of Oskar Holdings in Oskar Mobil, increased from 94.1% to 95.5% at December 31, 2001 and further increased to 96.3% on January 17, 2003 as a result of the registration of the shares issued pursuant to the December 2001 and March and June 2002 calls. No goodwill resulted from these transactions.

In July 2003, the shareholders of Oskar Holdings made additional equity contributions totaling €22.0 million ($24.9 million) of which €16.7 million ($18.9 million) was made by non-controlling interests.

On October 6, 2003, a minority shareholder of Oskar Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Oskar Mobil to Oskar Holdings at a price of approximately 600 million Czech Koruna for which the Company entered into a foreign exchange hedge fixing the future cash obligation at $22.0 million. Oskar Holdings financed the acquisition during the first quarter of 2004 via shareholder contributions totaling $22.0 million of which $16.7 million was made by minority shareholders. The acquisition was accounted for using the purchase method as of the date of the exercise of the put option in October 2003.

As part of the March 17, 2004 acquisition of shares in MobiFon, the selling minority shareholder of MobiFon who also had a minority position in Oskar Holdings N.V., sold to the Company a 2.9% equity interest in Oskar Holdings for a cash consideration that the selling shareholder agreed to reinvest into 1,650,595 additional common shares of the Company. The aggregate purchase price for the Oskar Holdings interest acquired was $17.7 million. This transaction was accounted for using the purchase method.

Purchase Price Allocation of Acquisitions of Minority Shareholders' Interests in Subsidiaries

The acquisitions of 5.9% and 15.46% of MobiFon on March 17, 2004 and September 15, 2004, respectively, the acquisitions of 3.62% and 2.9% of Oskar Holdings on October 6, 2003 and March 17, 2004, respectively, and the acquisition of 1.2% of ClearWave acquired on November 15, 2003 and 13% of ClearWave acquired from March 2004 through September 2004, were accounted for using the purchase method whereby their aggregate consideration of $634.4 million was allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimates.

12

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

4. INVESTMENTS AND OTHER ASSETS [CONT'D]

Purchase Price Allocation of Acquisitions of Minority Shareholders' Interests in Subsidiaries [Cont'd]

The Company's existing interests in ClearWave, MobiFon and Oskar Mobil, prior to these acquisitions, were reflected in its consolidated financial statements on a consolidated basis. The aggregate purchase price for the above transactions exceeded the carrying value of net assets acquired by $545.2 million. Such excess has been preliminarily allocated as follows which includes the reallocation of the excess of the purchase price over the net assets acquired related to the above 2003 transactions:

		Czech
	Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total
Decrement of property, plant and equipment	(24,500)	(7,900)	—	(32,400)

Increment of subscriber relationships	43,100	1,700	—	44,800

Increment of long-term debt	—	—	(5,822)	(5,822)

Related deferred tax	(6,417)	—	2,009	(4,408)

Goodwill	501,862	41,155	—	543,017
	514,045	34,955	(3,813)	545,187

The increment of long-term debt is being amortized over the term of the debt.

5. PROPERTY, PLANT AND EQUIPMENT, LICENSES AND SUBSCRIBER RELATIONSHIPS

		Accumulated	Net Carrying
As at December 31, 2004	Cost	Depreciation	Value
Property, plant and equipment
Network equipment	1,657,298	653,097	1,004,201
Buildings and leasehold improvements	29,031	12,443	16,588
Computer equipment and software	290,297	192,265	98,032
Other equipment	32,378	21,810	10,568
Construction in progress	32,472	—	32,472
	2,041,476	879,615	1,161,861
Licenses	152,102	66,596	85,506
Subscriber relationships	44,800	5,315	39,485

As at December 31, 2003
Property, plant and equipment
Network equipment	1,400,205	456,276	943,929
Buildings and leasehold improvements	34,903	11,579	23,324
Computer equipment and software	244,254	149,866	94,388
Other equipment	29,515	19,865	9,650
Construction in progress	30,766	—	30,766
	1,739,643	637,586	1,102,057
Licenses	145,627	55,987	89,640

Depreciation and amortization includes asset writedowns amounting to $10.1 million ($6.7 million in 2003) for property, plant and equipment, the majority of which have already been removed from service.

13

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

6. FINANCING ARRANGEMENTS

Short-term Credit Facilities

As at December 31, 2004, MobiFon and Oskar Mobil have available operating credit facilities totaling $20.0 million and €9.0 million [$12.3 million] respectively. The €9.0 million facilities in Oskar Mobil consist of a €4.0 million facility and a €5.0 million facility. The €4.0 million facility bears interest at a rate of EURIBOR, PRIBOR or LIBOR plus 0.6% per annum for EURO, Koruna and U.S. dollar drawings, respectively. The €5.0 million facility bears interest at a rate of EURIBOR or PRIBOR plus 0.95% per annum for EURO and Koruna drawings respectively, however it is not available for drawing until certain conditions are fulfilled.

MobiFon has two uncommitted operating credit facilities totaling $20.0 million, $10.0 million each. The first $10.0 million overdraft facility which also permits the issuance of letters of guarantee to third parties can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5.0% per annum. The second $10.0 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.5% per annum.

As at December 31, 2004 and December 31, 2003, there were no outstanding borrowings under any of the facilities however bank guarantees of $3.1 million have been issued by MobiFon under these facilities.

In 2002 and 2003, the Company made interest and fee payments of $5.5 million and $1.2 million, respectively, on its Corporate credit facility to affiliates of two of the Company's significant shareholders who had extended an aggregate of 57% of the loans outstanding under this facility. The facility was fully repaid in 2003.

Long-Term Debt

As at December 31,	2004	2003
Corporate
MobiFon Holdings, 12.5% Senior Notes, including fair value adjustments of $5.1 million (nil in 2003) and net of unamortized discount of $4.5 million as at
December 31, 2004 [$4.9 million as at December 31, 2003]	223,389	220,057
Equity subordinated debentures due December 31, 2006 [Note 8]	1,029	953
Other	—	530
	224,418	221,540
MobiFon
Syndicated senior credit facility	270,000	300,000
Sale and lease back financing	—	12,700
	270,000	312,700
Oskar Mobil
New syndicated senior credit facility
Tranche "A" [€24.0 million and Koruna 3.0 billion]	167,733	—
Tranche "B" [Koruna 0.9 billion]	42,200	—
Senior Notes [€325.0 million]	442,709	—
Syndicated senior credit facility
Tranche "A" [€269.1 million and Koruna 3.8 billion]	—	486,593
Tranche "B" [€26.6 million and Koruna 1.7 billion]	—	100,578
	652,642	587,171
	1,147,060	1,121,411
Less current portion	45,000	61,677
	1,102,060	1,059,734

14

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

6. FINANCING ARRANGEMENTS [CONT'D]

MobiFon Holdings - 12.5% Senior Notes

On June 27, 2003, MobiFon Holdings issued $225 million of 12.5% Senior Notes [''Notes''] by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses of $9.8 million, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as short-term restricted investments on the balance sheet, and $182.5 million was distributed to ClearWave. The short-term investment consists of term deposits and highly liquid debt instruments purchased with a maturity of less than six months. As at December 31, 2004, the debt service reserve was $27.8 million representing approximately two interest payments and the interest rate on the short-term investments held in the reserve account is 1.43%.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate of 12.5% per annum commencing on June 27, 2003 and is payable in cash semi-annually in arrears on each January 31 and July 31. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings' future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holdings' existing and future unsecured senior indebtedness. Within 30 days after July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The Notes will be callable at the option of the Company after July 31, 2007, at decreasing redemption prices starting at 106.25% of the principal amount of the Notes. The indenture governing the Notes, contains customary restrictive covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%.

On November 17, 2003, the Notes were exchanged for substantially identical Notes registered under the United States Securities Act.

In August 2004, in accordance with the terms of the Notes, the Company made an offer to acquire up to $15.6 million in principal of the notes at a purchase price equal to the principal amount of the Notes plus accrued and unpaid interest. In connection with this offering, the Company repurchased $2.3 million in principal of the Notes in September 2004. As a result, the Company recognized an additional financing charge of $0.1 million representing the proportionate share of the unamortized issuance discount as well as acceleration in the amortization of related deferred financing costs. In future periods, the Company will account for the additional financial charges representing the proportionate share of the unamortized issuance discount as well as acceleration in the amortization of related deferred financing costs, based on the principal amount tenderable over the total debt outstanding, when such future tenders are likely to occur.

MobiFon - Syndicated Senior Credit Facility

On August 27, 2002, MobiFon closed a $300 million syndicated senior credit facility. This new facility is composed of two tranches. Tranche 1 consists of a long-term loan of $238 million, fully drawn as at December 31, 2002, for which the proceeds were used to repay the interest and principal balance of loans outstanding under previous long-term facilities. A loss on extinguishment of debt of $10.1 million was recognized in 2002 on early payment which consisted of penalties and fees totaling $5.0 million and $5.1 million of unamortized deferred financing costs. The facility was fully drawn by December 31, 2003 and the loans outstanding are repayable in quarterly installments which commenced in January 2004 and continue through maturity in October 2008. The interest rate ranges from LIBOR plus 2.5% to LIBOR plus 4.0% depending on certain financial ratios. As of December 31, 2004, the interest rate was LIBOR plus 3.0%. As permitted by the loan agreement, the LIBOR portion of the interest rates on $89.4 million [$99.4 million in 2003] has been fixed at rates ranging from 3.20% to 3.64%.

15

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

6. FINANCING ARRANGEMENTS (CONT'D)

MobiFon - Syndicated Senior Credit Facility [Cont'd]

The term of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under a unanimous security agreement, the shareholders of MobiFon have encumbered their shares by way of pledge in favor of MobiFon's lenders. The facility is also secured by substantially all of the assets of MobiFon.

MobiFon entered into interest rate swap arrangements on notional principal amounts of $90 million ($100 million in 2003) and $27 million ($30 million in 2003) whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate applicable to the outstanding loans as of December 31, 2004 is 6.77% [6.63% in 2003].

MobiFon Sale and Leaseback Financing

On January 30, 2004, MobiFon sold for $2.9 million its option to buy the shares of a company whose only asset consisted of a building which was the object of a sale and leaseback financing and accounted for as a capital lease with a net book value of $10.9 million included in buildings and leasehold improvements and a related obligation under capital lease of $12.7 million as at December 31, 2003. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement became effective on July 4, 2004 and MobiFon has the option to renew the lease for an additional 6 years.

The gain from the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under the capital lease, which aggregate to $4.7 million, have been deferred and are being amortized as a reduction of rental expenses over the terms of the new lease.

Oskar Mobil - Syndicated Senior Credit Facilities and Senior Notes

On October 13, 2004, Oskar Mobil issued, in a private placement, €325 million [$442.6 million] Senior Notes ("Oskar Notes") due October 15, 2011. Oskar Mobil has also entered into a credit agreement for a €250 million [$340.4 million] equivalent senior credit facility (the "New Senior Credit Facility") on the same date.

The Oskar Notes bear interest at 7.5% which is payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2005. The net proceeds were approximately €313.1 million [$384.2 million], after deducting underwriting discounts and other related expenses. The Oskar Notes will be callable at the option of the Company after October 2008 at decreasing redemption prices starting at 103.75% of the principal amount of the Oskar Notes.

The New Senior Credit Facility consists of a 5.0 billion Czech Koruna and €40.0 million (approximately $279.5 million in aggregate) five year amortizing Tranche A maturing in 2009, and amortizing in quarterly instalments from March 2007 through maturity in October 2009 and a 1.6 billion Czech Koruna (approximately $70.3 million) six year Tranche B repayable in full at maturity in October 2010. Both tranches bear interest at EURIBOR or PRIBOR, depending on the currency of the borrowings, plus an applicable margin of 187.5 basis points for Tranche A and 200.0 basis points for Tranche B, subject to adjustment based on Oskar Holdings' financial performance. The New Senior Credit Facility is available for drawing, on a revolving basis, until October 2006.

The indebtedness under the New Senior Credit Facility ranks pari passu with the Oskar Notes as to security. The New Senior Credit Facility and the Oskar Notes both are senior secured obligations of Oskar Mobil and both are guaranteed on a senior secured basis by Oskar Holdings and Oskar Finance B.V. (''Oskar Finance'') a newly created holding company incorporated under the laws of The Netherlands which holds the Oskar Holdings interest in Oskar Mobil. The obligations of Oskar Mobil, Oskar Holdings and Oskar Finance under the Oskar Notes and the guarantees are secured by substantially all of their respective assets.

16

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

6. FINANCING ARRANGEMENTS [CONT'D]

Oskar Mobil - Syndicated Senior Credit Facilities and Senior Notes [Cont'd]

An affiliate of a significant shareholder of the Company was an initial purchaser of the Oskar Notes and provided an underwriting commitment and acted as a mandated lead arranger and book-runner for the New Senior Credit Facility. Aggregate fees and initial purchasers' discount of €7.9 million ($9.7 million) were paid to this related party prior to any reallocation of fees to credit facility syndicate members. This related party also provides a €15.0 million ($20.4 million) commitment under Tranche A of the facility.

Concurrent with the issuance of the Oskar Notes, Oskar Mobil proceeded with an initial draw of 4.0 billion Czech Koruna and €24 million from Tranches A and B of its New Senior Credit Facility, representing approximately $184.0 million at the draw date.

The net proceeds from the issuance of €325 million of the Oskar Notes, together with the net proceeds from the initial drawdown under the New Senior Credit Facility of 4.0 billion Czech Koruna and €24 million, were approximately $560.7 million, after deducting underwriting discounts and other related expenses of $21.9 million. The Company used the net proceeds along with cash on hand, to repay in full and cancel the existing Oskar Mobil senior credit facility in the amounts of 5.4 billion Czech Koruna and €290.6 million (in aggregate $567.1 million) and to terminate certain currency and interest rate hedging agreements. As a result of the retirement of the current facility and the unwinding of the related hedging agreements, the Company recognized a loss on early extinguishment of debt and related hedges of approximately $25.7 million during the fourth quarter consisting of $17.3 million of the then unrealized loss of such hedging contracts and $8.4 million of unamortized deferred financing costs. In connection with the unwinding of existing hedges an amount of €29.0 million ($35.6 million), consisting of the fair value of the unwound hedges, was paid to counterparts including €13.1 million ($16.1 million) to an affiliate of a significant shareholder of the Company.

In connection with the new financing, on October 13, 2004, the Company entered into currency hedge agreements to manage the currency exposure related to the Oskar Notes which represent significantly all of its aggregate Euro exposure. Specifically, the Company entered into cross currency swaps for a notional principal amount of €325 million maturing in April 2009 which establish a fixed exchange rate of 31.625 Czech Koruna to one Euro and a fixed interest rate of 8.52%. An affiliate of a significant shareholder of the Company and of Oskar Holdings was a counterpart for €162.5 million of notional principal amount of those new swap agreements. Furthermore, to manage exposure to interest rate risk through drawings on its New Senior Credit Facility, Oskar Mobil entered into interest rate swap agreements for a notional amount of 2.4 billion Czech Koruna [$107.3 million] which fixed the interest rate, excluding applicable margins on this portion at 3.83%.

In addition to the aforementioned unwind payment, the Company paid an aggregate amount of $5.0 million in payments ($7.5 million in 2003 and $4.5 million in 2002) under interest rate swap, foreign exchange and other hedging arrangements to an affiliate of a significant shareholder of the Company.

This significant shareholder's affiliate, who was also a party to Oskar Mobil's senior credit facility that was repaid in October 2004, received interest and fees of approximately $1.9 million, $1.4 million and $1.5 million in the years 2002, 2003 and 2004, respectively.

The risk of non-performance by counter-parties to the swap and option agreements in MobiFon and Oskar Mobil are low, as the agreements have been concluded with large, credit worthy financial institutions. Derivative financial instruments' positions amount to $14.6 million and $6.6 million as at December 31, 2004 and 2003, respectively, and are included with other non current liabilities.

Minimum annual principal repayments of long-term debt during the next five years as at December 31, 2004 are as follows:

$
2005	45,000
2006	61,029
2007	102,955
2008	145,911
2009	83,866
17

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

18

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

6. FINANCING ARRANGEMENTS [CONT'D]

Covenants

Under the debt agreements and credit facilities described above, the Company is committed to respect certain financial covenants including debt to operating cash flows and certain restrictive covenants including limitations on the ability to incur indebtedness, pay dividends, use proceeds from sale of assets, make certain other payments, create liens, sell assets and engage in mergers. As at December 31, 2004 the Company was in compliance with all such financial covenants.

7. SHARE CAPITAL, WARRANTS AND ADDITIONAL PAID-IN CAPITAL

Authorized

An unlimited number of Common Shares; each Common Share carries the right to cast one vote. An unlimited number of non-voting Preferred Shares, issuable in series with rights and conditions as may be determined by the Board of Directors. Series 1 Preferred Shares are non-voting, convertible into Common Shares at the holder's option on a five-for-one basis and rank pari-passu with the Common Shares.

In connection with its Recapitalization [See Note 8], on February 5, 2002, all of the previously outstanding multiple voting shares issued were converted 1:1 into Common Shares and on May 17, 2002, the Articles of Incorporation of the Company were amended to eliminate the multiple voting shares from the Company's authorized share capital.

On June 23, 2003, the Company's shareholders adopted a special resolution approving a consolidation of the Company's Common Shares on the basis of one post-consolidated share for five pre-consolidated shares. As a result, the exchange ratio of the then outstanding Preferred Shares, 7% Equity Subordinate Debentures, and the number and exercise price of all stock options issued under the stock option plan have also been adjusted to reflect the consolidation. All share and per share amounts as well as terms and conditions of debt and equity instruments included in the consolidated financial statements have been adjusted to reflect the share consolidation.

Issued

	SHARE CAPITAL

	Series 1		Multiple
	Preferred Shares		Voting Shares		Common Shares		Total
	#	$	#	$	#	$	$
Balance as at December 31, 2001	—	—	163,492	18,115	3,101,940	678,839	696,954
Recapitalization [Note 8]	35,000,000	21,438	(163,492)	(18,115)	90,332,430	356,318	359,641
Balance as at December 31, 2002	35,000,000	21,438			93,434,370	1,035,157	1,056,595
Issuance of shares for ClearWave
acquisition [Note 4]	—	—	—	—	1,374,666	10,310	10,310
Issuances of shares for TIW Asia
acquisition [Note 4]	—	—	—	—	659,577	4,674	4,674
Issuance of shares on exercise of
options, for cash	—	—	—	—	2,566,574	9,498	9,498
Balance as at December 31, 2003	35,000,000	21,438	—	—	98,035,187	1,059,639	1,081,077
Primary offering including over
allotment, for cash	—	—	—	—	8,050,000	72,156	72,156
Conversion of preferred shares	(35,000,000)	(21,438)	—	—	7,000,000	21,438	—
Issuances of shares on exercise of
options, for cash of $5.9 million
and vesting of RSUs	—	—	—	—	2,253,022	8,722	8,722
Issuance of shares for
acquisitions [Note 4]:			—	—
ClearWave	—	—	—	—	10,874,731	103,310	103,310
Oskar Holdings	—	—	—	—	1,650,595	17,447	17,447
MobiFon	—	—	—	—	41,329,618	387,454	387,454
Balance as at December 31, 2004	—	—	—	—	169,193,153	1,670,166	1,670,166

19

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

7. SHARE CAPITAL, WARRANTS AND ADDITIONAL PAID-IN CAPITAL [CONT'D]

On March 25, 2004, the Company issued 7 million common shares at $9.50 per share from treasury for gross proceeds of $66.5 million. The net proceeds of the offering were $62.7 million after deducting underwriting fees and other expenses. On March 31, 2004, the underwriters of the offering exercised the over-allotment option that they had been awarded to purchase an additional 1,050,000 million common shares of TIW at a price of $9.50 per share from treasury. The over-allotment option closed on April 5, 2004 resulting in net proceeds to the Company from the exercise of this over-allotment option of $9.5 million. Of the aggregate fees paid, $1.0 million was paid to an affiliate of a significant shareholder and $0.5 million to an affiliate of the employer of a board member. On March 25, 2004, the 35,000,000 issued and outstanding preferred shares were converted into 7,000,000 common shares. This conversion has been accounted for at the carrying value of the preferred shares.

	Warrants and Additional Paid-in Capital

	Special		2002/2003		Additional
	Warrants		Warrants		Paid-in Capital
	Number	$	Number	$	$
Balance as at December 31, 2001	4,900,000	14,502	—		—
Recapitalization [Note 8]	(4,900,000)	(14,502)	6,898,197	2,231	243,958
Expiry of 2002 Warrants	—	—	(3,734,346)	(917)	917
Balance as at December 31, 2002	—		3,163,851	1,314	244,875
Expiry of 2003 Warrants	—		(3,163,851)	(1,314)	1,314
Stock-based compensation expense	—		—	—	308
Balance as at December 31, 2003	—		—	—	246,497
Stock-based compensation expense	—		—	—	12,646
Exercise of stock options and vesting
of RSUs	—	—	—	—	(2,798)
Balance as at December 31, 2004	—	—	—	—	256,345

Stock Option Plan and Restricted Share Unit Plan for Senior Executives, Key Employees and Directors

The Company has a stock option plan [the "Plan"], to issue up to 10 million Common Shares at an exercise price not less than the market price on the date of grant. Unless otherwise decided by the Board of Directors essentially all of the options granted under the Plan may be exercised within a maximum period of five years following the date of grant, as follows: (i) on or after the first anniversary of the date of grant as to one-third of the optioned shares or any part thereof; (ii) on or after the second anniversary of the date of grant as to an additional one-third of the optioned shares or any part thereof; and (iii) on or after the third anniversary of the date of grant, as to the remaining third of the optioned shares or any part thereof. Options become 100% vested upon a change of control of the Company. Where deemed appropriate, the Board of Directors of the Company has the discretion to use a different vesting schedule. Option grants made in 2004 had a weighted average grant date fair value of $11.43 per option.

On February 24, 2004, the Board of Directors authorized the creation of a Restricted Share Unit Plan ("RSU Plan") subject to regulatory and shareholders' approvals, which were obtained in the second quarter of 2004. Under the RSU Plan, restricted share units (''RSUs'') are granted to designated directors (other than those who are employees or consultants of the principal shareholders of the Company), officers and employees.

20

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

7. SHARE CAPITAL, WARRANTS AND ADDITIONAL PAID-IN CAPITAL [CONT'D]

Stock Option Plan and Restricted Share Unit Plan for Senior Executives, Key Employees and Directors [Cont'd]

The RSUs are phantom shares that rise and fall in value based on the value of the Company's Common Shares and are redeemed for actual Common Shares on the vesting dates. The RSUs typically vest after the first anniversary of the date of grant as to one-third, after the second anniversary as to an additional one-third and after the third anniversary as to the remaining one-third but become 100% vested upon a change of control of the Company. Where deemed appropriate, the Board has the discretion to use a different vesting schedule. The total number of RSUs issuable under the plan is 6,250,000. The amortization of the fair value of the RSUs over their vesting period is included in the determination of the Company's stock-based compensation described in Note 3. The fair value of the RSUs has been determined to be the equivalent of the share price on the date of their grant. The weighted average of the grant date fair value of RSUs granted was $10.17. [See Note 18].

A summary of the status of the changes in the stock options and RSUs outstanding, including 120,000 RSUs granted in 2004 in exchange for the cancellation of 333,334 options which were determined to have the same fair value for purposes of the determination of stock-based compensation, are as follows:

	Options to Purchase Common Shares		RSUs
		Weighted Average
	Number	Exercise Price	Number
Outstanding, December 31, 2000	129,647	371.82	—
Granted	20,956	91.89	—
Forfeited	(53,944)	311.71	—
Outstanding, December 31, 2001	96,659	326.23	—
Granted	9,414,005	4.11	—
Forfeited	(20,739)	288.08	—
Outstanding, December 31, 2002	9,489,925	7.16	—
Granted	3,350,400	8.01	—
Exercised	(2,566,574)	3.67	—
Forfeited	(3,280,370)	14.17	—
Outstanding, December 31, 2003	6,993,381	5.36	—
Granted	221,400	11.43	1,148,547
Exercised/Redeemed for RSUs	(1,975,535)	3.03	(277,487)
Forfeited	(417,561)	7.30	(989)
Outstanding, December 31, 2004	4,821,685	6.42	870,071

21

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

7. SHARE CAPITAL, WARRANTS AND ADDITIONAL PAID-IN CAPITAL [CONT'D]

Stock Option Plan and Restricted Share Unit Plan for Senior Executives, Key Employees and Directors [Cont'd]

The following table summarizes information about stock options outstanding as at December 31, 2004:

	Options Outstanding			Options Exercisable
	Number			Number
	Outstanding	Weighted	Weighted	Exercisable as	Weighted
	as at	Average	Average	at	Average
Range of Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Price	2004	Life	Price	2004	Price
1.81 to 3.94	1,224,437	2.75	2.15	515,813	2.15
3.95 to 5.99	429,850	1.85	4.00	364,850	4.01
6.00 to 8.12	1,938	1.42	6.01	1,938	6.01
8.13 to 9.23	2,943,516	1.99	8.13	1,157,247	8.13
9.24 to 11.57	17,600	4.46	10.13	—	—
11.58 to 12.00	203,800	3.00	11.58	—	—
12.01 and above	544	2.89	252.14	544	252.14
	4,821,685	2.22	6.42	2,040,392	5.95

Prior to January 1, 2003, had compensation cost been determined using the fair value based method at the date of grant for awards granted under the Employee Stock Option Plan, the Company's pro-forma net income (loss), earnings (loss) per share and diluted earnings (loss) per share would have been as presented in the table below and includes recapture of prior periods compensation expense due to the forfeiture of options by employees.

	2004	2003	2002
Pro-forma net income (loss)	54,243	24,111	(131,463)
Pro-forma earnings (loss) per share:
Basic	0.38	0.23	(1.47)
Diluted	0.37	0.23	(1.47)

These pro-forma amounts include a compensation cost calculated using the Black-Scholes option pricing model with the following assumptions for options granted prior to 2003.

	2002	2001
Risk-free interest rate	8.52%	6.00%
Dividend yield	Nil	Nil
Expected volatility	44.8%	40.0%
Expected life	4.0 years	5.0 years

22

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

8. RECAPITALIZATION, CONVERTIBLE DEBENTURES AND UNITS

Between December 15, 2001 and March 13, 2002, the Company completed several transactions contemplated by an agreement between Telesystem Ltd., then the Company's largest shareholder and certain of the Company's other stakeholders (the "Recapitalization").

7% Equity Subordinate Debentures

On February 5, 2002, the Company repurchased substantially all of its 7.00% Equity Subordinate Debentures ["ESD"] and amended the terms of these remaining outstanding.

A total of Cdn$150.0 million [$98.6 million] of ESDs due February 15, 2002 were originally issued on February 15, 1999 for net cash proceeds of $95.8 million. The debentures bore interest at the rate of 7% per annum payable semi-annually, in August and February of each year. Each debenture was convertible on maturity into Common Shares of the Company.

Pursuant to a purchase offer and consent request, the Company paid Cdn$6.8 million, issued 0.5 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before March 31, 2003, which expired unexercised, issued approximately 7.5 million Common Shares and approximately 0.7 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before September 30, 2002, which also expired unexercised, in exchange for substantially all of the EDSs. The difference in the carrying value of the ESDs acquired of $97.8 million and the fair value of the Common Shares [$30.2 million], Warrants [$0.4 million], and cash [$5.7 million] given totaling $36.3 million including expenses of $1.4 million, has been proportionately reflected as additional paid-in capital of $60.0 million and as a $1.5 million gain on redemption.

The Company amended the terms of the ESDs to, among other things, extend the maturity of the ESDs to December 2006, reduce the principal amount of each ESD from Cdn$1,000 to Cdn$250, provide for the right of the Company to convert the ESDs at maturity into Common Shares at a price equal to the greater of Cdn$5.00 and the then current market price of the Common Shares and provide for the optional conversion at maturity by holders of the ESDs into Common Shares at a price of Cdn$22.00. Consequently, the Company has amended and reduced the remaining outstanding principal of an aggregate of approximately Cdn$5.0 million in principal amount of ESDs to an aggregate of approximately Cdn$1.2 million [$1.0 million] in principal amount.

7.75% Convertible Debentures

On March 8, 2000, the Company issued $300.0 million of 7.75% Convertible Debentures ("CDs") for net cash proceeds of $291.0 million. The CDs bore interest at the rate of 7.75% per annum payable semi-annually, commencing on September 9, 2000, at the option of the Company, in cash or securities including the repayment of principal at maturity.

23

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

8. RECAPITALIZATION, CONVERTIBLE DEBENTURES AND UNITS [CONT'D]

On February 5, 2002, the Company converted all of the CDs and the accrued and unpaid interest of $11.6 million due September 2001, for 30.9 million Common Shares. The Company has also issued warrants to certain holders to purchase up to a total of 3 million Common Shares at $5.00 per share on or before September 30, 2002 which expired unexercised. The difference in value assigned to both the share issuance of $123.8 million and the fair value of warrants issued of $0.7 million and the carrying value of the CDs as at February 5, 2002, of $309.9 million, was recognized as additional paid-in-capital of $183.9 million, net of expenses of $2.5 million.

Units and Equity Financing

On February 14, 2001, the Company issued 43.8 million Units, including 16.8 million to Telesystem Ltd, for proceeds of Cdn$396.5 million [$260.4 million] before issue costs of Cdn$18.2 million [$11.9 million] pursuant to an offer for sale under a rights issue to holders of the Company's Multiple Voting and Common Shares.

Each Unit consisted of one Class A Subordinate Voting Share of ClearWave, and twenty five Units entitled the holder to acquire one Common Share of the Company for no additional consideration by tendering twenty five Units back to the Company at anytime on or prior to June 30, 2002 [the exchange option]. Holders of the Units were to be deemed to have exercised their exchange option if less than $100 million of the Units, based on the issuance price, had not been exercised [the "Deemed Conversion"]. On February 15, 2001, the Company issued 2.1 million additional Units in connection with the acquisition of shares of MobiFon, held by minority shareholders. The Units were accounted for initially as equity under Canadian GAAP as a result of the existence of the contingency as to the ultimate method of settlement, which was outside of the control of both the Company and the individual holders of such Units as a result of the existence of the Deemed Conversion.

In December 2001 through February 2002, the Company initiated an exchange offer to the holders of Units in advance of their expiration. The offer originally consisted of 1.092 Common Shares [5.46 pre share consolidation] of the Company for each Unit. Certain Unit holders' objected to the exchange offer due to the fact that certain significant Unit holders' had agreed to tender their Units into the offer such that Unit holders not tendering would likely be subject to the Deemed Conversion on the expiry of the Units in June 2002. As a result, a court judgement was issued on February 4, 2002 which resulted in the Units no longer being subject to the Deemed Conversion and the offer being amended to extend to Unit holders the right to tender one Unit for 1.092 Common Shares and the right to subscribe to shares and warrants on the same terms as those offered to other shareholders who made financing commitments under the Recapitalization. Accordingly, the offer was amended to provide Unit holders the right to exchange a Unit for 1.092 Common Shares and to subscribe, for additional consideration of Cdn$1.4857, to 0.305 Common Shares and 0.186 of a warrant, entitling the holder thereof to purchase one Common Share per 5 warrants at a price of Cdn$7.95 [Cnd$ 1.59 prior to the share consolidation].

On March 13, 2002, the Company converted all outstanding Special Warrants issued in connection with the Recapitalization into 35 million Series 1 Preferred Shares for no additional consideration.

In connection with the Company's above described exchange offer to the holders of its outstanding Units and the financing commitments under the Recapitalization, the Company reacquired 33.7 million Units and raised $51.7 million in gross proceeds of which $42.4 million was received in connection with the Units exchange offer. This new financing is in addition to the December 14, 2001 issuance of 4.9 million Special Warrants for net proceeds of $14.5 million. In consideration for this new financing and the payments of Units tendered under the exchange offer, the Company has issued (a) an additional 53.8 million in aggregate of Common Shares and Special Warrants (b) 0.9 million warrants, each allowing the holder to purchase one Common Share at a price $5.00 on or before March 31, 2003, which expired unexercised, and (c) 1.7 million warrants, each allowing the holder to purchase one Common Share at a price Cdn$7.95 on or before March 31, 2003, which expired unexercised.

24

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

8. RECAPITALIZATION, CONVERTIBLE DEBENTURES AND UNITS [CONT'D]

Units and Equity Financing

From the date of the court judgment, the Unit holders had the unilateral right to exercise their option to tender a Unit for an asset of the Company, being the ClearWave shares included within the Units and accordingly the Units were treated as debt under Canadian GAAP. U.S. GAAP also treated the Units as a liability due to their hybrid nature.

As a result of the Unit exchange offer and financing commitments under the Recapitalization, the Company realized a gain on exchange of Units, having a carrying value of $191.8 million, of $46.1 million net of expenses of $5.3 million and issued Common Shares, Preferred Shares and Warrants having a carrying value of $184.3 million, $21.4 million and $1.1 million, respectively. This Unit exchange resulted in an increase in the Company's equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9% respectively.

From February 4, 2002, the remaining Units were presented within current liabilities until their expiry on June 30, 2002 at which date they were accounted for as non-controlling interests and a gain on disposal of the ClearWave shares contained in the expired Units of $44.0 million was recognized being the difference between the carrying value of the Units and the related ClearWave shares.

In connection with these transactions, Telesystem Ltd., contributed $20.9 million under the equity financing and tendered 16.8 million Units under the Units exchange offer for an aggregate of approximately 25.2 million common shares and 0.8 million warrants which expired unexercised in March 2003.

9. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND CONSOLIDATED BALANCE SHEETS

For the years ended December 31,	2004	2003	2002
Depreciation and amortization
Property, plant and equipment	218,654	195,856	146,273
Licenses	9,041	8,855	8,175
Subscriber relationships	5,315	—	—
	233,010	204,711	154,448
Interest expense
Interest on long-term debt	83,228	70,694	88,782
Amortization of deferred financing costs	5,939	6,990	7,511
Other interest and financial charges	147	15,558	9,909
	89,314	93,242	106,202

License amortization for the next five years is expected to be $10.5 million per year. Subscriber relationships are being amortized over a period of 4 years and amortization is expected to be $11.2 million per year. Advertising costs were $45.7 million, $37.2 million and $29.4 million for 2004, 2003 and 2002, respectively.

In connection with MobiFon's and Oskar Mobil's loyalty point programs implemented in 2004 and accounted for in accordance with the Company's accounting policy described in Note 2, operating income for the year ended December 31, 2004 includes an expense of $7.4 million and other current assets and accrued liabilities as of December 31, 2004 include amounts of $2.5 million and $6.0 million, respectively related to these retention programs.

25

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

9. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND CONSOLIDATED BALANCE SHEETS [CONT'D]

Other Information

	2004	2003	2002
Allowance for doubtful accounts
Balance, beginning of year	8,296	7,503	8,510
Bad debt expenses	10,201	9,740	7,363
Uncollectible accounts written off, net of
recoveries	(4,087)	(9,385)	(8,401)
Foreign exchange translation difference	2,081	438	31
Balance, end of year	16,491	8,296	7,503

During 2004, $3.0 million was paid to an affiliate of a significant shareholder for insurance premiums, $1.1 million of which has been included in selling, general and administration expenses in 2004 and $1.9 million has been included with prepaid expenses.

10. EARNINGS PER SHARE

The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

For the years ended December 31,	2004	2003	2002
Numerator
Income from continuing operations	55,206	20,696	61,959
Accretion of equity component of
convertible debentures	—	—	(2,260)
Income from continuing operations - basic
and diluted	55,206	20,696	59,699

For the years ended December 31,	2004	2003	2002
Denominator (in thousands)
Weighted average number of Common
and Preferred Shares outstanding	142,834	101,156	91,006

Dilutive effect of options and RSUs	3,033	2,264	—

Weighted average number outstanding -
diluted	145,867	103,420	91,006

26

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

11. INCOME TAXES

Income tax expense in 2004 and 2003 of $63.5 million and $52.8 million, respectively, relates primarily to Romanian taxes and is comprised of $65.9 million and $52.7 million of current income tax, respectively. Income tax expenses for 2004 and 2003 also include a deferred income tax recovery of $2.4 million and a deferred income tax expense of $0.1 million, respectively. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes except for those which originate from differences in functional currency re-measurement. Significant components of the Company's deferred tax assets and liabilities, which arose principally from operating subsidiaries, are as follows:

As at December 31,	2004	2003
Deferred tax assets
Loss carryforwards - Oskar Mobil	21,957	31,892
Loss carryforwards - Corporate	31,631	17,825
Carrying value of liabilities in excess of their tax value	2,380	327
Tax value of assets in excess of their carrying value	96,479	66,620
Total deferred tax assets	152,447	116,664
Valuation allowance	(142,716)	(116,337)
Deferred tax assets	9,731	327
Deferred tax liabilities
Carrying value of assets in excess of their tax value	14,036	2,660
Net deferred tax liabilities	(4,305)	(2,333)

As at December 31, 2004, the Company had net operating loss carryforwards, which are available to reduce taxable income in future years, as follows:

	Oskar Mobil	Corporate	Total
Losses expiring:
2008	86,500	—	86,500
2009	5,000	63,200	68,200
2010	—	15,000	15,000
2011	—	5,000	5,000
	91,500	83,200	174,700

The tax loss carryforwards above are subject to finalization of the tax returns and the tax assessment process. Furthermore, the amount of such losses may be adjusted due to the utilization of other temporary differences in which case, there is no impact on total temporary differences. The deferred tax assets relating to both Oskar Mobil and corporate have been fully offset by a valuation allowance due to their history of losses.

The tax benefits relating to operating losses carried forward and temporary differences in Oskar Mobil which existed as of the date of the business combinations described in Note 4 (b) were not recorded. Accordingly, if and when it is more likely than not that the tax benefits of these unrecognized losses carried forward and temporary differences will be realized, they will be first applied to reduce unamortized intangible assets. During 2004, no amount of tax benefits related to these losses or temporary differences were realized.

In addition, the Company's tax base of its investments in foreign affiliates exceeds the carrying value of these assets and is available to reduce future income tax on capital gains.

27

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

11. INCOME TAXES [CONT'D]

The components of consolidated income from continuing operations before income taxes and non-controlling interests were as follows:

	2004	2003	2002
Corporate and other	(38,970)	(23,337)	31,539
Romania	211,177	152,084	109,428
Czech Republic	(12,984)	(25,999)	(73,693)
	159,223	102,748	67,274

The reconciliation of income tax computed at the statutory Canadian tax rates with income tax expense from continuing operations is as follows:

For the years ended December 31,	2004	2003	2002
Tax expense at statutory rate	60,505	39,044	25,734
Tax deductible interest on convertible debentures	—	—	(1,000)
Differences in effective rate attributable to income
taxes of other countries	(25,276)	(17,737)	(8,520)
Non taxable gains on investments	(4,430)	(7,417)	—
Differences related to assets and liabilities re-
measured from local currency into functional
currency and other permanent differences	21,798	25,530	13,173
Stock-based compensation	4,805	116	—
Valuation allowance	6,133	13,304	3,115
	63,535	52,840	32,502

Romania and the Czech Republic currently have a number of laws related to various taxes imposed by governmental authorities. Applicable taxes include value added tax, corporate tax, and payroll (social) taxes. In addition, laws related to these taxes have not been in force for significant periods, in contrast with more developed market economies; therefore, implemented regulations are often unclear or nonexistent. Accordingly, few precedents with regard to tax issues have been established. Often, differing opinions regarding legal interpretations exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict. Management believes that it has adequately provided for tax liabilities in the accompanying financial statements.

28

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

12. SUPPLEMENTARY CASH FLOW INFORMATION

For the years ended December 31,	2004	2003	2002
Changes in operating assets and liabilities
Trade debtors	(32,407)	(25,368)	(9,811)
Inventories	2,539	(5,902)	(647)
Prepaid expenses and other assets	3,965	4,829	(5,099)
Deferred revenues	11,975	4,563	6,098
Other current operating liabilities	31,040	27,555	(1,289)
	17,112	5,677	(10,748)
Significant non-cash investing and financing activities
Acquisition of property, plant and equipment financed under supply
contracts in Oskar Mobil	—	19,668	27,180
Acquisition of additional subsidiaries' shares in exchange for shares of
the Company [Note 4]	508,208	14,984	—
Other cash flow information
Interest paid	82,141	76,282	75,631
Income tax paid	50,543	42,230	24,431

The above significant non-cash activities exclude the non-cash Recapitalization transactions described in Note 8 .

13. SEGMENTED INFORMATION

The Company has two reportable segments: operations in Romania and operations in the Czech Republic. The Company's reportable segments are strategic business units that operate in different countries. They are managed separately because each business requires different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on service revenues, operating income (loss) and operating income (loss) before depreciation and amortization.

Information about the reportable segments, which is reconciled to consolidated operating income, acquisitions and carrying value of property, plant and equipment, licenses, subscriber relationships and goodwill and total assets, is summarized as follows:

		Czech	Corporate
	Romania	Republic	and Other	Total
For the year ended December 31, 2004
Revenues
Services	686,283	523,268	—	1,209,551
Equipment	37,212	28,799	—	66,011
	723,495	552,067	—	1,275,562
Cost of services	146,755	209,340	—	356,095
Cost of equipment	69,060	45,865	—	114,925
Selling, general and administrative expenses	162,746	134,867	19,640	317,253
Depreciation and amortization	118,904	114,068	38	233,010
Operating income (loss)	226,030	47,927	(19,678)	254,279
Acquisitions of property, plant and equipment and licenses	135,822	92,574	28	228,424
Property, plant and equipment, licenses and subscriber
relationships as at December 31, 2004	531,028	755,698	126	1,286,852
Goodwill as at December 31, 2004	545,004	43,619	—	588,623
Total assets as at December 31, 2004	1,269,951	936,431	134,327	2,340,709
Operating income (loss) before depreciation and
amortization	344,934	161,995	(19,640)	487,289

29

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

13. SEGMENTED INFORMATION [CONT'D]

		Czech	Corporate
	Romania	Republic	and Other	Total
For the year ended December 31, 2003
Revenues
Services	529,520	385,388	—	914,908
Equipment	28,531	23,646	—	52,177
	558,051	409,034	—	967,085
Cost of services	104,714	163,494	—	268,208
Cost of equipment	53,301	36,053	—	89,354
Selling, general and administrative expenses	118,841	106,143	9,950	234,934
Depreciation and amortization	110,458	94,187	66	204,711
Operating income (loss)	170,737	9,157	(10,016)	169,878
Acquisitions of property, plant and equipment and licenses
including non-cash items	107,639	69,748	—	177,387
Property, plant and equipment and licenses as at December
31, 2003	503,940	687,621	136	1,191,697
Goodwill as at December 31, 2003	51,710	15,164	53	66,927
Total assets as at December 31, 2003	725,320	821,733	120,535	1,667,588
Operating income (loss) before depreciation and
amortization	281,195	103,344	(9,950)	374,589

		Czech	Corporate
	Romania	Republic	and Other	Total
For the year ended December 31, 2002
Revenues
Services	425,567	227,342	—	652,909
Equipment	21,214	20,331	—	41,545
	446,781	247,673	—	694,454
Cost of services	81,462	122,741	—	204,203
Cost of equipment	39,160	25,594	—	64,754
Selling, general and administrative expenses	94,613	79,143	9,707	183,463
Depreciation and amortization	86,919	67,367	162	154,448
Operating income (loss)	144,627	(47,172)	(9,869)	87,586
Acquisitions of property, plant and equipment and licenses
including non-cash items	100,336	106,560	57	206,953
Property, plant and equipment and licenses as at December
31, 2002	508,219	608,215	459	1,116,893
Goodwill as at December 31, 2002	47,523	5,083		52,606
Total assets as at December 31, 2002	660,341	665,575	115,712	1,441,628
Operating income (loss) before depreciation and
amortization	231,546	20,195	(9,707)	242,034

30

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

14. OTHER COMMITMENTS AND CONTINGENCIES

Commitments under Long-term Operating Leases

The future minimum lease payments for the next 5 years under operating leases, relate primarily to properties and sites are as follows:

$
2005	31,478
2006	24,710
2007	23,131
2008	19,375
2009	19,169
Total	117,863

Not included in the above are annual line lease payments and annual microwave lease payments of approximately $7.6 million and $11.3 million, respectively, the contracts for which can be generally terminated, subject to a 6 month lease payment penalty. Rental expenses amounted to $26.4 million, $19.6 and $14.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

MobiFon has issued bank guarantees in the aggregate value of $3.1 million in 2004 ($3.0 million in 2003) to cover any proven claims for MobiFon's non performance of its obligation to lessors.

The Company is also committed to two long-term service agreements for the right to use "dark" fiber optic capacity and technical space, the earliest of which commenced in 2002 for 17 years and the second which commenced in 2004 for a period of 7 years. The service agreement charges are offset by a reciprocal agreement whereby MobiFon provides capacity on the "lit" fiber back to the primary service provider. The annual value of the combined transactions is approximately $7.0 million and the payments and receipts are expected to largely offset one another. The estimated cost to the Company to enable the "dark" fiber to be utilized is $8.5 million of which $1.2 million remains to be incurred.

The Company's operating subsidiaries have purchase commitments of approximately $37.1 million with network equipment and systems support providers.

License Agreements

The Company's operational subsidiaries are committed to pay minimum annual spectrum fees and other regulatory fees totalling approximately $27.7 million in 2005. The conditions to the various license agreements require the Company's operational subsidiaries to substantially meet the deployment plans set out in their license agreements and, in certain instances, to provide a specified level of services in their respective coverage areas.

Romanian UMTS License

In November 2004, the Romanian government advised MobiFon that it was successful in its application for a UMTS license in Romania. As a result, MobiFon will be required to pay a total of $35.0 million to the Romanian Government, of which $10.5 million will be payable within 120 days from the date, the Company was notified of the license grant, being November 23, 2004 and the remainder in five annual installments of $4.9 million, commencing in 2006. MobiFon will also be required to honour certain license conditions, including coverage requirements. The license has an initial term of 15 years with the option to renew for an additional 10 years. As of December 31, 2004, MobiFon had not yet received license documentation. Upon receipt of such documentation, a liability and corresponding asset will be recorded.

31

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

15 . FINANCIAL INSTRUMENTS

Regulatory Claims

In the normal course of business, the Company's operational subsidiaries' actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against the Company for alleged breaches to different regulations including arrangements for interconnection fees. The Company believes that the ultimate outcome of any of such proceedings currently in progress will not be materially adverse to the Company.

Fair Value

The carrying amounts of cash and cash equivalents, short-term investments, trade debtors, accounts payable, accrued liabilities, accrued interest payable, accrued dealers' commissions, amounts receivable from and payable to non-controlling interests, taxes recoverable and payable approximate their fair values due to the short-term maturities of these instruments.

The fair value of the portion of MobiFon's senior credit facility representing $89.4 million of principal at December 31, 2004, for which the interest rate has been fixed approximates $90.4 million [$100.9 million fair value for $99.4 million of principal in 2003]. The fair value and effective interest rate of the MobiFon Holdings 12.5% Senior Notes, based on their trading on the over-the-counter market, were approximately $262.8 million and 6.8% respectively. The fair value and effective interest rate of Oskar Mobil's Notes based on their trading on the over-the-counter market, were approximately $478.1 million and 6.0%, respectively. [See Note 17[f] for the fair value of derivative financial instruments which have been determined based on third party mark to market quotes].

The carrying amounts of short-term loans and other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

Interest Rate Risk

The Company has exposure to interest rate risk for floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and the collection or repayment of these instruments.

Credit Risk

The Company has a limited concentration of credit risk due to the composition of its customer base, which includes a large number of individuals and businesses. The Company evaluates the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. Cash and cash equivalents and short-term investments are contracted with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of dealing only with large, creditworthy financial institutions.

Currency Risk

MobiFon operates in a developing economy with high rates of inflation and significant currency fluctuations. There is a consequent risk of loss in value in respect to net monetary assets held in Romanian lei. As at December 31, 2004, the net monetary position held in Romanian lei and expressed in U.S. dollars was $3.0 million [$10.6 million as at December 31, 2003].

In addition the Company is exposed to currency risk with regards to fluctuations between the Euro and U.S. dollar and Czech Koruna, as a result of unhedged Euro denominated borrowings by Oskar Mobil and certain revenue and expenditures which are Euro-denominated in both operations.

32

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

16 . DISCONTINUED OPERATIONS

On March 5, 2002, the Company adopted a formal plan to dispose of its Brazilian cellular operations by way of a sale of its equity interest. On March 26, 2003, the Company completed the sale of its discontinued Brazilian Cellular operations for gross proceeds of $70 million and settled or terminated all litigation related to such interest. Although all such litigation has now been settled or terminated as part of the sale of the Company's interest in Telpart, the parties may recommence the litigation should such sale be unwound for any reason. Furthermore, the Company may be subject to future claims in relation to its past equity participation in Telpart.

For the year ended December 31, 2003, the loss from discontinued operations amounts to $8.8 million and represents the difference in the net proceeds and the net carrying value of the Company's Brazilian Cellular Operations. For the year ended December 31, 2002, the loss from discontinued operations amounted to $189.1 million and is related to Brazilian cellular operations. The loss from discontinued operations is presented net of income tax expense of nil in 2003 and $0.1 million in 2002.

The revenues and operating income from discontinued operations are as follows:

For the years ended December 31,	2004	2003	2002
Brazilian Cellular Operations
Revenues	—	—	144,653
Operating income	—	—	18,828

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements were prepared in accordance with accounting principles generally accepted in Canada ["Canadian GAAP"]. The following material adjustments to the Company's financial statements would be required to conform with accounting principles generally accepted in the United States ["U.S. GAAP"]:

Reconciliation of Consolidated Income

For the years ended December 31,	2004	2003	2002
Income from continuing operations under Canadian GAAP	55,206	20,696	61,959
Gain on recapitalization [Note 17 [c]]	—	—	244,607
Accounting for forgiveness of debt [Note 17 [g]]	—	40,991	41,506
Convertible debentures [Note 17 [d]]	—	—	(3,329)
Income from continuing operations under U.S. GAAP	55,206	61,687	344,743
Loss from discontinued operations under Canadian GAAP	—	(8,811)	(189,133)
Discontinued operations - [Note 17 [h]]	—	—	(41,983)
Loss from discontinued operations under U.S. GAAP	—	(8,811)	(231,116)
Net income under U.S. GAAP	55,206	52,876	113,627
Basic earnings (loss) per share:
Income from continuing operations	0.39	0.61	3.80
Discontinued operations	—	(0.09)	(2.54)
Net earnings	0.39	0.52	1.26
Diluted earnings (loss) per share:
Income from continuing operations	0.38	0.60	3.80
Discontinued operations	—	(0.09)	(2.54)
Net earnings	0.38	0.51	1.26

33

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

Reconciliation of Consolidated Cash Flow Captions

A cash flow statement prepared under US GAAP is not required as there is no material differences between cash or funds flows reported in the cash flow statement prepared under Canadian GAAP and cash flows that would be reported in a statement of cash flows prepared in accordance with accounting principles generally accepted in the United States.

Reconciliation of Consolidated Balance Sheets

As at December 31,	2004	2004		2004
	Canadian			U.S.
	GAAP	Adjustments		GAAP
ASSETS
Current assets	415,162	35	(f)	415,197
Property, plant and equipment	1,161,861	—		1,161,861
Licenses	85,506	—		85,506
Subscriber relationships	39,485	—		39,485
Goodwill	588,623	1,861	(f)	590,484
Deferred financing costs	38,331	—		38,331
Deferred income tax assets	9,107	—		9,107
Investments and other assets	2,634	—		2,634
	2,340,709	1,896		2,342,605
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	307,939	(1,288)	(f)	306,651
Long-term debt	1,102,060	—		1,102,060
Deferred income tax liabilities	14,036	—		14,036
Other non-current liabilities	22,952	20,968	(f)	43,920
		—
Non-controlling interests	145,241	(14,316)	(f)	130,925
Shareholders' equity
Share capital	1,670,166	—		1,670,166
Additional paid-in capital	256,345	(243,958)	(c)	91,042
		78,655	(a)
Deficit	(1,188,358)	243,958	(c)	(1,023,055)
		(78,655)	(a)
Other comprehensive income:
Cumulative translation adjustment	10,328	—		10,328
Fair value of derivative instrument	—	(3,468)	(f)	(3,468)
Total shareholders' equity	748,481	(3,468)		745,013
Total liabilities and shareholders' equity	2,340,709	1,896		2,342,605

34

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

Reconciliation of Consolidated Balance Sheets

As at December 31,	2003	2003		2003
	Canadian			U.S.
	GAAP	Adjustments		GAAP
ASSETS
Current assets	358,674	733	[f]	359,407
Property, plant and equipment	1,102,057	—		1,102,057
Licenses	89,640	—		89,640
Goodwill	66,927	—		66,927
Deferred financing costs	28,440	(1,285)	[f]	27,155
Investments and other assets	21,850	(3,600)	[b]	18,250
	1,667,588	(4,152)		1,663,436
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	289,627	(1,433)	[f]	288,194
Long-term debt	1,059,734	—		1,059,734
Deferred income tax liabilities	2,660	—		2,660
Other non-current liabilities	10,204	(3,600)	[b]	36,404
		29,800	[f]
Non-controlling interests	213,590	(22,301)	[f]	191,289
Shareholders' equity
Share capital	1,081,077	—		1,081,077
Additional paid-in capital	246,497	(243,958)	[c]	81,194
		78,655	[a]
Deficit	(1,243,564)	243,958	[c]	(1,078,261)
		(78,655)	[a]
Other comprehensive income:
Cumulative translation adjustment	7,763	—		7,763
Fair value of derivative instrument	—	(6,618)	[f]	(6,618)
Total shareholders' equity	91,773	(6,618)		85,155
Total liabilities and shareholders' equity	1,667,588	(4,152)		1,663,436

35

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

	Consolidated Statements of Changes in Shareholders' Equity (Deficiency)
	Under U.S. GAAP
						Accumulated	Total
		Additional				Other	Shareholders'
	Share	Paid-in	Special	2002-2003		Comprehensive	Equity
	Capital	Capital	Warrants	Warrants	Deficit	Income (Loss)	(Deficiency)
Balance as at
December 31,
2001	696,954	78,655	14,502	—	(1,244,764)	(116,333)	(570,986)
Issuance of
Shares /
Warrants	359,641	—	(14,502)	2,231	—	—	347,370
Expiry of 2002
Warrants	—	917	—	(917)	—	—	—
Comprehensive
Income	—	—	—	—	113,627	111,760	225,387
Balance as at
December 31,
2002	1,056,595	79,572	—	1,314	(1,131,137)	(4,573)	1,771
Expiry of 2003
Warrants	—	1,314	—	(1,314)	—	—	—
Stock-based
Compensation	—	308	—	—	—	—	308
Issuance of
Shares	24,482	—	—	—	—	—	24,482
Comprehensive
Income	—	—	—	—	52,876	5,718	58,594
Balance as at
December 31,
2003	1,081,077	81,194	—	—	(1,078,261)	1,145	85,155
Stock-based
Compensation	—	12,646	—	—	—	—	12,646
Issuance of
Shares	589,089	(2,798)	—	—	—	—	586,291
Comprehensive
Income	—	—	—	—	55,206	5,715	60,921
Balance as at
December 31,
2004	1,670,166	91,042	—	—	(1,023,055)	6,860	745,013

36

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

[a] Convertible Shares

In 1997, under U.S. GAAP, shares that were convertible based on a conversion factor which depended upon the level of the annual internal rate of return on funds invested in equity, required that the excess, if any, of the estimated fair market value of the shares over their carrying value be recorded as an expense over the vesting period, when it became probable that they would be converted. In 1997, an amount of $78.7 million was expensed for U.S. GAAP purposes, with a corresponding increase in additional paid-in capital. This transaction was a non-cash transaction with no effect on cash flows and total equity of the Company.

[b] Investments in Joint Ventures

The Company accounts for investments in joint ventures using the proportionate consolidation method. Under U.S. GAAP, such investments are accounted for using the equity method. This results in reclassifications of balance sheet captions which are illustrated in the balance sheet reconciliation as presented above. Such reclassification has no impact on net income (loss) and shareholders' equity.

[c] Recapitalization Plan

Between January 1, 2002 and March 13, 2002, the Company completed, among other transactions, an issuer bid to acquire the Cdn$150 million 7% Equity Subordinate Debentures ("ESD") and converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest thereon. These financial instruments were classified as debt for U.S. GAAP whereas they were considered equity instruments for Canadian GAAP. Consequently, the difference in the fair value of the consideration given for them and their carrying value is being recognized as a gain on debt restructuring, whereas the difference in their carrying value and the consideration given in exchange for them was recorded as additional paid-in capital for Canadian GAAP purposes.

[d] Convertible Debentures

7% Equity Subordinate Debentures

Under Canadian GAAP, the debt component of the 7% Equity Subordinate Debentures due February 15, 2002 was determined and accounted for separately from the equity component. The debt component was determined by discounting the semi-annual interest coupons at the Company's prevailing borrowing market rate for debt without such conversion features. Interest expense has been computed at the discount rate on the debt component. Under Canadian GAAP, debt issue costs were proportionally allocated between the debt and equity components. The costs related to the debt component were being amortized over the term of the debt.

7.75% Convertible Equity Debentures

Under Canadian GAAP, the entirety of the 7.75% Convertible Equity Debentures was classified as equity as the Company had the option to pay both interest and principal through the issuance of additional Subordinate Voting Shares. The related issue costs were allocated against equity.

37

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

[d] Convertible Debentures [Cont'd]

        7.75% Convertible Equity Debentures [Cont'd]

Under U.S. GAAP, both debentures were considered debt and their related issue costs would be deferred and amortized over the term of the debt. Interest expense consisted of the coupon rates of interest of 7% and 7.75% and the unrealized foreign currency gains or losses arising from the translation of the debt would be included in income as they arise. The impact on net loss for the year ended December 31, 2002 and on shareholders' equity as at December 31, 2002 under U.S. GAAP had been determined as follows:

For the years ended December 31,	2002
Additional interest expense	(2,902)
Amortization of additional deferred financing costs	(185)
Foreign currency translation loss	(242)
Impact on net loss	(3,329)
Prior years' impact on net loss	(57,549)
Cumulative interest paid in shares on convertible debenture charged to deficit	23,288
Cumulative accretion of equity component of convertible debentures charged to deficit	36,933
Net change as a result of recapitalization [c]	657
Impact on shareholders' equity (end of year)	—

[e] FAS 130 "Comprehensive Income"

U.S. GAAP establishes standards for reporting and display of comprehensive income (loss) and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Under U.S. GAAP, all components of comprehensive income must be reported in the financial statements in the period in which they are recognized. A total amount for comprehensive income shall be displayed in the financial statements where the components of other comprehensive income are reported.

For the years ended December 31,	2004	2003	2002
Net income under U.S. GAAP	55,206	52,876	113,627
Foreign currency translation adjustment	2,565	3,561	113,774
Change in fair value of derivative financial instruments [f]	3,150	2,157	(2,014)
Comprehensive income under U.S. GAAP	60,921	58,594	225,387

[f] Accounting for Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS 133, which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income net of tax and minority interest and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. All of the Company's derivatives, which are described in Note 6, that are designated as hedges at December 31, 2004 are designated as cash flow hedges.

38

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

[f] Accounting for Derivative Instruments and Hedging Activities [Cont'd]

As further described in Note 6, concurrent with the repayment of Oskar Mobil's senior credit facility, the Company terminated its related currency and interest rate hedging arrangements. The net loss associated with these arrangements which, under US GAAP, would have been recorded in Accumulated Other Comprehensive Income ("AOCI") within shareholders' equity and amounted to $5.9 million as of December 31, 2003, was entirely recognized in income in 2004. $4.6 million of this amount is included with the loss on early extinguishment of debt while the remainder was recognized as interest expense prior to the October 13, 2004 refinancing.

In addition, as also described in Note 6, to hedge the variable interest rates and Euro based debt currency exposures which arose from the new financing, Oskar Mobil entered into a number of new cross currency and interest rate swap arrangements, all of which have been designated as cash flow hedges. As of December 31, 2004, unrealized losses, net of minority interests, of approximately $3.9 million related to these swap agreements were, under US GAAP, recorded in AOCI since the Company's assessment of the hedging relationship revealed no ineffectiveness.

For the years ended December 31, 2004 and 2003, the decrease in the fair value of the Company's interest rate swap and foreign currency cash flow hedges, inclusive of the aforementioned swap terminations, totaled $0.8 million and $10.3 million [$13.9 million increase in 2002], of which $9.1 million and $4.7 million [$1.9 million in 2002] was reflected under Canadian and U.S. GAAP in income against the change in carrying value of the related hedged foreign currency debt or as an increase in interest expense. The remaining change in fair value, under U.S. GAAP was reflected in Other Comprehensive Income since the Company's assessment of the hedging relationship revealed no ineffectiveness. This remaining change, net of taxes of $0.7 million, $0.2 million and $0.9 million and net of minority interest of $6.1 million, $3.4 million and $9.1 million in 2004, 2003 and 2002 was $3.2 million, $2.2 million and $2.0 million respectively.

A rollforward of Accumulated Other Comprehensive Income related to these hedges is provided below:

	MobiFon	Oskar Mobil	Total

Balance as of December 31, 2001	1,771	4,990	6,761

Expiration of hedge in April 2002	(1,771)	—	(1,771)
Net change in derivative fair value during the year	1,482	2,303	3,785
Balance as of December 31, 2002	1,482	7,293	8,775
Net change in derivative fair value during the year	(783)	(1,374)	(2,157)
Balance as of December 31, 2003	699	5,919	6,618
Unwind of hedges in October, 2004	—	(4,687)	(4,687)
Net change in derivative fair value during the year	(1,105)	2,642	1,537
Balance as of December 31, 2004	(406)	3,874	3,468

[g] Gain on Forgiveness of Debt

Under Canadian GAAP, the gain on the Senior Notes exchange in 2001 was determined as the difference between the accreted value of the original debt net of unamortized deferred costs less the face value of the new debt and the cash payment of $50.0 million. Under U.S. GAAP, all future cash payments including interest and contingent additional payments relative to the 14% Notes specified by the terms are netted against the realized gain on forgiveness of debt thereby reducing the realized gain. Thereafter, all cash payments under the terms of the 14% Notes will be accounted for as reductions of the carrying amount of the 14% Notes and no interest expense will be recognized on the 14% Notes for any period between the restructuring and repayment of the 14% Notes and accordingly, interest and accrued contingent payments have been reversed in 2001 through 2003 for U.S. GAAP purposes. Upon the repayment of the Notes in 2003, the difference between the carrying value of the 14% Notes for U.S. GAAP purposes and the cash payment made was recognized as a gain on debt repayment.

39

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

[h] Discontinued Operations

Commencing January 1, 2002, the Company was required to adopt FASB Statement No. 144, Accounting for the impairment or disposal of Long Lived Assets ("FAS 144"). Under FAS 144, the discontinued operations of Brazilian Cellular Operations continued to be reported as continuing operations until the financial statements encompassing the date the decision to dispose of the operations were issued. The decision to dispose of the remaining Brazilian Cellular Operations occurred on March 5, 2002 and accordingly, these operations were presented as discontinued operations in the subsequent reporting periods starting in the three months ended March 31, 2002 whereas under Canadian GAAP, these operations were presented as discontinued operations for the year ended December 31, 2001. Consequently, the estimated exit costs and the loss resulting from the partial realization of the cumulative translation adjustment, which were recognized for Canadian GAAP in the year ended of December 31, 2001, were recognized in 2002 under U.S. GAAP.

18 . SUBSEQUENT EVENTS

Acquisition of Non-controlling Interests in Oskar Holdings

In November 2004, the Company entered into an agreement in principal to acquire from non-controlling shareholders 72.9% of Oskar Holdings in exchange for the issuance of 46.0 million common shares of the Company's treasury stock having an aggregate value of $521.9 million including costs of which $6.0 million was paid to an affiliate of the employer of a board member. Closing occurred on January 12, 2005 and the Company increased its indirect ownership in Oskar Holdings and Oskar Mobil to 100.0% and 99.87%, respectively. Two of the Company's significant shareholders are shareholders of Oskar Holdings and received 17.4 million and 7.0 million common shares, respectively. The acquisition will be accounted for using the purchase method.

Performance RSUs

In February 2005, the Board of Directors of the Company authorized the grant of 2,043,000 performance based RSUs. The performance based RSUs will vest in three years from the date of their grant. However, the number of RSUs that will vest is dependent upon the Company's future stock price appreciation from the date of grant. The stock prices at which performance RSUs will vest range from $15 to $18 and the weighted average of such prices is $16.70. The expected aggregate fair value of the grant will be amortized as stock-based compensation expense over the vesting period of the performance RSUs. The aggregate fair value of the RSUs consists of the fair value of each RSU, on the date of grant, times the expected number of performance RSUs that will vest determined using a binomial model and assumptions consistent with those used to determine the fair value of the Company's stock option grants. The expected number of performance RSUs that will vest will be re-estimated at each future reporting period.

UMTS License in Czech Republic

On February 23, 2005, the Czech Telecommunications Offices awarded a UMTS license to Oskar Mobil. The UMTS license was awarded for a term of 20 years and requires Oskar to honour certain license conditions, including minimum coverage requirements. The CZK 2 billion ($89.4 million) agreed upon price is payable in annual instalments from December 2005 through December 2009.

40

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

18 . SUBSEQUENT EVENTS [CONT'D]

Sale of Operations to Vodafone

On March 15, 2005, the Company entered into definitive agreements with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of all of its interests in ClearWave for a cash consideration of approximately $3.5 billion. ClearWave owns all of the Company's interest in Oskar Mobil and MobiFon through its 100% ownership of Oskar Holdings and MobiFon Holdings. The consideration is payable in cash upon closing of the sale. At closing, net proceeds from the sale along with net assets at the Company level, which consist primarily of cash and cash equivalents, are expected to equate to $16 per fully-diluted share and are intended to be distributed to shareholders pursuant to a court supervised plan of arrangement.

Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) shareholders' approval on a basis to be determined by the court (expected to be 66 2/3% of the votes), and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations. Closing of the sale will take place as soon as practicable after receipt of such regulatory approvals, which is expected to occur in the third quarter of 2005.

The Board of Directors of the Company has approved the sale transaction and has recommended that the shareholders of the Company vote in favor of the sale transaction, which will be included in the plan of arrangement which will also address distributions to shareholders and liquidation of the Company.

19 . COMPARATIVE FIGURES

Certain comparative figures were reclassified to conform to the presentation adopted in 2004.

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